SECI 02003523 OMMISSION
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SEC FILE NUMBER
11455

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 0 5 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORBERT ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 DORSET ROAD
(No. and Street)

SCARSDALE, NEW YORK 10583
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN SHEFF 914-272-2013
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE R. HOLLIS, CPA
(Name — *if individual, state last, first, middle name*)

86 NORTH COURT, ROSLYN HEIGHTS, NEW YORK 11577
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

SEC 1410 (3-91)

Potential ... contained in this form ... a currently valid OMB control ...

OATH OR AFFIRMATION

I, Norman Sheff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norbert Assoc., Inc., as of 2-25-2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN L. MAZZILLO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 6038328
QUALIFIED IN WESTCHESTER COUNTY
TERM EXPIRES MARCH 6, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**[illegible] *certain portions of this filing, see section 240.17a-5(e)(3).*

NORBERT ASSOCIATES, INC.
FINANCIAL REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

GEORGE R. HOLLIS, CPA

GEORGE HOLLIS, CPA
86 NORTH COURT
ROSLYN HEIGHTS, NEW YORK 11577
Tel (516) 621-0918 Fax (516) 338-8862

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norbert Associates, Inc.

I have audited the accompanying balance sheets and related schedules of Norbert Associates, Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norbert Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



George R. Hollis, CPA
Roslyn Heights, New York
February 13, 2002

NORBERT ASSOCIATES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash in Bank	$ 4,193	$ 8,356
Loans Receivables - Officers	26,580	29,989
Investment – NASD	6,000	0
Securities owned (at market value)	38,815	47,199
TOTAL CURRENT ASSETS	$ 75,588	$ 85,544

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Margin	$ 3,301	$ 10,387
Taxes Payable	3,269	3,270
TOTAL CURRENT LIABILITIES	6,570	13,657
STOCKHOLDERS' EQUITY:		
Preferred Stock	19,500	19,500
Common Stock	60,000	60,000
Paid in Capital in Excess of Par	22,400	22,400
Retained Earnings (Deficit)	(32,882)	(30,013)
TOTAL STOCKHOLDERS' EQUITY	69,018	71,887
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 75,588	$ 85,544

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$ 29,260	$ 27,702
Net Dealer Inventory & Investments Gains (Losses)	(7,996)	(32,764)
Interest & Dividend Income	210	208
Other - Note 4	85,100	124,840
TOTAL REVENUES	$ 106,574	$ 119,986
EXPENSES:		
Registered Representatives Compensations	$ 50,815	$ 57,468
Clerical Salaries	31,720	31,720
Other Expenses	26,908	28,626
TOTAL EXPENSES	109,443	117,814
NET INCOME (LOSS) FOR THE YEAR	$ (2,869)	$ 2,172

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
RETAINED (DEFICIT) EARNING - BEGINNING	$ (30,013)	$ (32,185)
Net Profit or (Loss)	(2,869)	2,172
RETAINED (DEFICIT) - ENDING	$ (32,882)	$ (30,013)

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Profit or (Loss)	$ (2,869)	$ 2,172
NON CASH EXPENSES INCLUDED IN NET INCOME		
DECREASE IN:		
Securities Owned & NASD	(2,384)	14,026
Taxes Payable	1	251
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(486)	(12,105)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans to Officers	(3,409)	(319)
Margin Account	7,086	10,387
NET INCREASE (DECREASE) IN CASH	(4,163)	(1,399)
CASH AT BEGINNING OF YEAR	8,356	9,755
CASH AT END OF YEAR	$ 4,193	$ 8,356

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. **BUSINESS ACTIVITY**
Norbert Associates, Inc. retaining license for stock brokerage but is no longer active with the public.

2. **PROPERTY AND EQUIPMENT**
Repairs and maintenance are expenses as incurred.

3. **REVENUE AND EXPENSES**
Revenue and Expenses are recognized under the accrual method of accounting.

4. **RELATED PARTIES**
Other income is insurance commissions from two related parties:

    1. Patriot Planning Corp.
    2. New York Boros Management Group, Inc.

The loans receivable from officers at December 31, 2001 and December 31, 2000 are from stockholder, Norman Sheff.

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	BALANCE AS OF JANUARY 1, 2001	NET PROFIT FOR THE YEAR 2001	BALANCE AS OF DECEMBER 31, 2001
STOCKHOLDERS' EQUITY:			
Preferred Stock	$ 19,500	$ -	$ 19,500
Common Stock	60,000	-	60,000
Paid in Capital in Excess of Par	22,400	-	22,400
Retained Earnings	(30,013)	(2,869)	(32,882)
TOTAL STOCKHOLDERS' EQUITY	$ 71,887	$ (2,869)	$ 69,018

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS BY GENERAL CREDITORS

JANUARY 1, 2001 TO DECEMBER 31, 2001

-N O N E-

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

TOTAL ASSETS		$ 75,588
Less: Liabilities		6,570
Total		69,018
Less: Non-qualified		32,580
NET ASSETS		36,438
HAIRCUT ON SECURITIES		
Stocks 38,815 @ 30%	$ 11,644	
Additional on Securities	-0-	
Customer Debits (0)	-0-	
TOTAL		11,644
NET CAPITAL		24,794
AGGREGATE LIABILITIES		$ 6,570
Ratio of Aggregate Liabilities to Net Capital		.265

See accompanying notes and auditor's report

NORBERT ASSOCIATES INC.
SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

Customer Credits	=	$	0	@	105%	=	$ -0-
Customer Debits	=	$	0	@	98%	=	(-0-)
							-0-
Customer Fail to Deliver							-0-
Customer Fail to Receive	=		-0-	@	105%	=	-0-
							-0-
Total Reserve Requirement							-0-
Amount held on deposit in reserve bank account frequency of computation-monthly							$ -0-

See accompanying notes and auditor's report.

A RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT "A" OF:

RULE 15c3-3

DECEMBER 31, 2001
NO DIFFERENCE

See accompanying notes and auditor's report

A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2001
NO DIFFERENCE

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DATE OF THE PREVIOUS AUDIT

DECEMBER 31, 2001

-N O N E-

See accompanying notes and auditor's report